OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (this "agreement"), dated February 1st, 2010, is made by Howard Ullman (Grantor) CHDT, Corp. ("CHDT") and Eisenberger Investments (Grantee). Grantor and Grantee may hereinafter also be referred to individually as a "party" and collectively as the "parties".

In consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I
THE STOCK OPTION

1.1 GRANT OF STOCK OPTION. For the term hereof, the Grantor hereby grants to the Grantee an option (the "Stock Option") to purchase, subject to the terms hereof, six hundred thousand (600,000) fully paid and non-assessable shares of China Direct Trading Corporation (CHDT) Common Stock, $0.0001 par value ("Option Shares") at a per-share purchase price of $0.029. The Option Shares are "restricted securities" under the Securities Act of 1933, as amended. The options are subject to piggy back registration rights whereas shares will be registered on any new CHDT registration on or after June 1st, 2010

1.2 EXERCISE OF THE STOCK OPTION

(a) The Stock Option may be exercised by Grantee at any time after Feb 4th, 2010 until Feb 4th, 2015. The Grantee may only purchase whole shares.
(b) If at any time Grantee desires to exercise the Stock Option, Grantee shall (1) deliver to the Grantor a written notice (an "Exercise Notice, " with the date of the Exercise Notice being hereinafter called the "Notice Date") notifying Grantor of such exercise by Grantee of the Stock Option. The closing of the purchase (the "Option Closing") shall occur no later than the fourteenth business day immediately following the Notice Date at a time and at a place in Ft. Lauderdale, designated by Grantee in the Exercise notice. "Business Day" means any day the New York Stock Exchange is open for at least three hours.
(c) Upon receipt of an Exercise Notice, at each Option Closing, Grantor shall be obligated, provided that the conditions specified in Section 1.4 hereto shall be satisfied, to deliver to Grantee a CHDT common share stock certificate or certificates evidencing the Option Shares purchased pursuant to such Exercise Notice, in accordance with the terms of this Agreement Unless having been previously registered as set forth in Section1.1 above, all shares evidenced by the certificates shall be "restricted securities" as defined in Rule 144 of the Securities Act.

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1.3 OPTION PRICING. The option price is 0.029. Should CHDT Corp. issue any options under the current strike price of 0.029 after February 1st, 2010 then the grantor would re-price the Option to the Grantee at the lowest offered price.

1.4 CONDITIONS TO DELIVERY OF THE OPTION SHARES. The obligation of the Grantor to deliver and the right of the Grantee to receive any Option shares upon the exercise of the Stock Option are subject other the flowing conditions:

(a) Such delivery would not violate in any material respect, or otherwise cause a material violation of, any material Law applicable to such exercise of Stock Option and the delivery of the Option Shares; and

(b) There shall be no preliminary or permanent injunction or other order by any court of competent jurisdiction preventing or prohibiting such exercise of the Stock Option or the delivery of Option Shares in respect of such exercise.

1.5 CLOSING. At the Option closing, Grantee, Upon receipt of the certificate or certificates to be purchased by Grantee, as applicable (net of any taxes required to be paid pursuant to Section 1445 of the Internal Revenue Code of 1986, as amended), shall tender payment in full to the grantor by cashiers check.

1.6 ADJUSTMENT OF SHARES. In the event that CHDT enacts a stock split, stock dividend, stock reclassification or recapitalization, the option Shares shall be adjusted in accordance with said corporate action.

ARTICLE II
REPERSENTATIONS AND WARRANTIES OF GRANTEE

Grantee hereby represents and warrants to Grantor as follows:

2.1 Grantee hereby covenants and agrees that if the Option Shares are not registered it shall acquire the Option Shares upon its exercise of the Stock Option for investment purposes only and not with a view to any distribution thereof in isolation of the Securities Act of 1933, as amended (the "Securities Act").

2.2 AUTHORITY RELATIVE TO THIS AGREEMENT. Grantee has all requisite power and authority to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby to be consummated by Grantee.

2.3 NO VIOLATION. The execution, delivery and performance of this Agreement by the Grantee, and the exercise by the Grantee of the Stock Option hereunder will not, (i) violate or conflict with any provision of any judgment, of permit of or make any filing with, or notification to, any governmental entities, based on laws, rules, regulations, and other requirements of governmental entities in effect as of the date of this Agreement; (ii) require the consent, waiver, approval, license or authorization of any person (other than at governmental entity); or (iii) violate, conflict with or result in a breach of any obligation under, or constitute a default (or an event which with notice or the lapse of time or both would become a default) under, or give to others any rights of, or result in any, termination, amendment, acceleration or cancellation of , or loss of any benefit or creation of a right of first refusal, or require any payment under, any provision of any indenture, mortgage, note, bond, lien, lease license , agreement, contract ,order, judgment, ordinance, permit or other instrument or obligation to which Grantee is a party or by which Grantee is bound or subject to.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF GRANTOR

Grantor hereby represents and warrants to Grantee that Grantor as follows:

3.1 NO VIOLATION. The execution, delivery and performance of this Agreement by the Grantor, and the exercise by the Grantee of the Stock Option hereunder will not, (i) violate or conflict with any provision of any judgment, of permit of or make any filing with, or notification to. any governmental entities. based on laws, rules, regulations, and other requirements of governmental entities in effect as of the date of this Agreement; (ii) require the consent, waiver, approval, license or authorization of any person (other than at governmental entity); or (iii) violate, conflict with or result in a breach of any obligation under, or constitute a default (or an event which with notice or the lapse of time or both would become a default) under, or give to other any rights of, or result in any, termination, amendment, acceleration or cancellation of , or loss of any benefit or creation of a right of first refusal, or require any payment under, any provision of any indenture, mortgage, note, bond, lien, lease license , agreement, contract ,order, judgment, ordinance, permit or other instrument or obligation to which Grantor is a party or by which Grantor is bound or subject to.

3.2 NO LIENS. The Option Shares hall be delivered free and clear of all security interest, liens, claims, pledges , options, rights of first refusal, agreements, limitations on voting rights, charges and other encumbrances of any nature whatsoever (other than this Agreement).

3.3 AUTHORITY RELATIVE TO THIS AGREEMENT. Grantor has all requisite power and authority to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby to be consummated by Grantor.

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ARTICLE IV
MISCELLANEOUS

4.1 EXPENSES. Except as expressly provided herein to the contrary, each party shall pay all of its expenses in connection with the transactions contemplated by this Agreement, including, without limitation, the fees and expenses of its counsel and other advisors.

4.2 NOTICES. All notices and other communications given or made pursuant hereto shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or facsimile, by registered or certified mail (postage prepaid, return receipt requested), or by a nationally recognized courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address) or, if sent by telecopy or facsimile, to the parties at the telecopier numbers specified below:

Howard Ullman
5000 Thoroughbred Ln.
Southwest Ranches, Fl. 33330
954-434-7972
howardullman@earthlink.net

Eisenberger Investments
1550 54th Street
Brooklyn, NY 11219

CHDT CORP.
Attn: Gerry McClinton, COO
350 Jim Moran Blvd., #120
Deerfield Beach, Florida 33442
Telephone: 954.252.3440
Fax: 954.252.3442

4.3 ASSIGNMENT. Neither this Agreement nor any of its provisions may be assigned to any third party by a party. Nevertheless, in the event that CHDT is no longer indemnified by Howard Ullman under the Indemnification Agreement between Ullman and CHDT of July 13, 2009, CHDT undertakes that it will be the Grantor under this Option Agreement and will fulfill all of the Grantor's obligations.

4.4 GOVERNING LAW. This Agreement, and all matters relating hereto, shall be governed by, and construed in accordance with the laws of the State of Florida, regardless of the laws that might govern under applicable principles of conflict of law theory.

4.5 CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL. Each party hereby submits and consents to non-exclusive personal jurisdiction in any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby (and for no other purposes) in a federal and state courts located in the State of Florida and Broward County. Each of the parties waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in any court as set forth above, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. EACH PARTY IRREVOCABLY WAIVES TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING WITH RESPECT TO THIS AGREEMENT.

4.6 INJUNCTIVE RELIEF. The parties agree that in the event of a breach of any provision of this Agreement irreparable damage would occur, the aggrieved party would be without an adequate remedy at law and damages would be difficult to determine. The parties therefore agree that in the event of a breach of any provision of this Agreement, the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance provision. By seeking or obtaining such relief, the aggrieved party shall not be precluded from seeking or obtaining any other relief to which it may be entitled at law or in equity. The prevailing party shall have the right to collect any legal fees related to any litigation for breach of this contract.

4.7 TERMINATION. The Stock Option shall terminate upon the earlier of the purchase of all of the Option Shares by the Grantee or the expiration of this Agreement at 11:59 p.m., EST, on February 4th, 2015.

4.8 COUNTERPARTS. This Agreement may be executed by facsimile or PDF signature and in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same document.

4.9 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as to make it enforceable.

4.10 FURTHER ASSURANCES. Each party shall execute and deliver all such further documents and take all such further action as may be necessary in order to consummate the transactions contemplated by this Agreement.

4.11 THIRD PARTY BENEFICIARIES. Nothing in this Agreement, expressed or implied, shall be construed to give any person other than the parties and their successors and permitted assigns any legal or equitable right, remedy or claim under or by reason of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above.

HOWARD ULLMAN



By: _____

Eisenberger Investments



By: _____
Its: Howard Ullman

CHDT Corp.

_____

By: Gerry McClinton
Its: CHDT Corp

OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (this "agreement"), dated February 1st, 2010, is made by Howard Ullman (Grantor) CHDT, Corp. ("CHDT") and Alpha Capital Anstalt (Grantee). Grantor and Grantee may hereinafter also be referred to individually as a "party" and collectively as the "parties".

In consideration of the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I
THE STOCK OPTION

1.1 GRANT OF STOCK OPTION. For the term hereof, the Grantor hereby grants to the Grantee an option (the "Stock Option") to purchase, subject to the terms hereof, nineteen million four hundred thousand (19,400,000) fully paid and non-assessable shares of China Direct Trading Corporation (CHDT) Common Stock, $0.0001 par value ("Option Shares") at a per-share purchase price of $0.029. The Option Shares are "restricted securities" under the Securities Act of 1933, as amended. The options are subject to piggy back registration rights whereas shares will be registered on any new CHDT registration on or after June 1st, 2010

1.2 EXERCISE OF THE STOCK OPTION

(a) The Stock Option may be exercised by Grantee at any time after Feb 4th, 2010 until Feb 4th, 2015. The Grantee may only purchase whole shares.

(b) If at any time Grantee desires to exercise the Stock Option, Grantee shall (1) deliver to the Grantor a written notice (an "Exercise Notice, " with the date of the Exercise Notice being hereinafter called the "Notice Date") notifying Grantor of such exercise by Grantee of the Stock Option. The closing of the purchase (the "Option Closing") shall occur no later than the fourteenth business day immediately following the Notice Date at a time and at a place in Ft. Lauderdale, designated by Grantee in the Exercise notice. "Business Day" means any day the New York Stock Exchange is open for at least three hours.

(c) Upon receipt of an Exercise Notice, at each Option Closing, Grantor shall be obligated, provided that the conditions specified in Section 1.4 hereto shall be satisfied, to deliver to Grantee a CHDT common share stock certificate or certificates evidencing the Option Shares purchased pursuant to such Exercise Notice, in accordance with the terms of this Agreement Unless having been previously registered as set forth in Section1.1 above, all shares evidenced by the certificates shall be "restricted securities" as defined in Rule 144 of the Securities Act.

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1.3 OPTION PRICING. The option price is 0.029. Should CHDT Corp. issue any options under the current strike price of 0.029 after February 1st, 2010 then the grantor would re-price the Option to the Grantee at the lowest offered price.

1.4 CONDITIONS TO DELIVERY OF THE OPTION SHARES. The obligation of the Grantor to deliver and the right of the Grantee to receive any Option shares upon the exercise of the Stock Option are subject other the flowing conditions:

(a) Such delivery would not violate in any material respect, or otherwise cause a material violation of, any material Law applicable to such exercise of Stock Option and the delivery of the Option Shares; and

(b) There shall be no preliminary or permanent injunction or other order by any court of competent jurisdiction preventing or prohibiting such exercise of the Stock Option or the delivery of Option Shares in respect of such exercise.

1.5 CLOSING. At the Option closing, Grantee, Upon receipt of the certificate or certificates to be purchased by Grantee, as applicable (net of any taxes required to be paid pursuant to Section 1445 of the Internal Revenue Code of 1986, as amended), shall tender payment in full to the grantor by cashiers check.

1.6 ADJUSTMENT OF SHARES. In the event that CHDT enacts a stock split, stock dividend, stock reclassification or recapitalization, the option Shares shall be adjusted in accordance with said corporate action.

ARTICLE II
REPERSENTATIONS AND WARRANTIES OF GRANTEE

Grantee hereby represents and warrants to Grantor as follows:

2.1 Grantee hereby covenants and agrees that if the Option Shares are not registered it shall acquire the Option Shares upon its exercise of the Stock Option for investment purposes only and not with a view to any distribution thereof in isolation of the Securities Act of 1933, as amended (the "Securities Act").

2.2 AUTHORITY RELATIVE TO THIS AGREEMENT. Grantee has all requisite power and authority to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby to be consummated by Grantee.

2.3 NO VIOLATION. The execution, delivery and performance of this Agreement by the Grantee, and the exercise by the Grantee of the Stock Option hereunder will not, (i) violate or conflict with any provision of any judgment, of permit of or make any filing with, or notification to, any governmental entities, based on laws, rules, regulations, and other requirements of governmental entities

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in effect as of the date of this Agreement; (ii) require the consent, waiver, approval, license or authorization of any person (other than at governmental entity); or (iii) violate, conflict with or result in a breach of any obligation under, or constitute a default (or an event which with notice or the lapse of time or both would become a default) under, or give to others any rights of, or result in any, termination, amendment, acceleration or cancellation of, or loss of any benefit or creation of a right of first refusal, or require any payment under, any provision of any indenture, mortgage, note, bond, lien, lease license , agreement, contract ,order, judgment, ordinance, permit or other instrument or obligation to which Grantee is a party or by which Grantee is bound or subject to.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF GRANTOR

Grantor hereby represents and warrants to Grantee that Grantor as follows:

3.1 NO VIOLATION. The execution, delivery and performance of this Agreement by the Grantor, and the exercise by the Grantee of the Stock Option hereunder will not, (i) violate or conflict with any provision of any judgment, of permit of or make any filing with, or notification to, any governmental entities, based on laws, rules, regulations, and other requirements of governmental entities in effect as of the date of this Agreement; (ii) require the consent, waiver, approval, license or authorization of any person (other than at governmental entity); or (iii) violate, conflict with or result in a breach of any obligation under, or constitute a default (or an event which with notice or the lapse of time or both would become a default) under, or give to other any rights of, or result in any, termination, amendment, acceleration or cancellation of, or loss of any benefit or creation of a right of first refusal, or require any payment under, any provision of any indenture, mortgage, note, bond, lien, lease license , agreement, contract ,order, judgment, ordinance, permit or other instrument or obligation to which Grantor is a party or by which Grantor is bound or subject to.

3.2 NO LIENS. The Option Shares hall be delivered free and clear of all security interest, liens, claims, pledges , options, rights of first refusal, agreements, limitations on voting rights, charges and other encumbrances of any nature whatsoever (other than this Agreement).

3.3 AUTHORITY RELATIVE TO THIS AGREEMENT. Grantor has all requisite power and authority to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby to be consummated by Grantor.

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ARTICLE IV
MISCELLANEOUS

4.1 EXPENSES. Except as expressly provided herein to the contrary, each party shall pay all of its expenses in connection with the transactions contemplated by this Agreement, including, without limitation, the fees and expenses of its counsel and other advisors.

4.2 NOTICES. All notices and other communications given or made pursuant hereto shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or facsimile, by registered or certified mail (postage prepaid, return receipt requested), or by a nationally recognized courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address) or, if sent by telecopy or facsimile, to the parties at the telecopier numbers specified below:

Howard Ullman
5000 Thoroughbred Ln.
Southwest Ranches, Fl. 33330
954-434-7972
howardullman@earthlink.net

Alpha Capital Anstalt
c/o L H Financial Services Corp
150 Central Park South
New York, New York 10019

With a copy by facsimile only to Smith & Associates, Attn: E. David Smith, Esq. (866) 882-7256

CHDT CORP.
Attn: Gerry McClinton, COO
350 Jim Moran Blvd., #120
Deerfield Beach, Florida 33442
Telephone: 954.252.3440
Fax: 954.252.3442

4.3 ASSIGNMENT. Neither this Agreement nor any of its provisions may be assigned to any third party by a party. Nevertheless, in the event that CHDT is no longer indemnified by Howard Ullman under the Indemnification Agreement between Ullman and CHDT of July 13, 2009, CHDT undertakes that it will be the Grantor under this Option Agreement and will fulfill all of the Grantor's obligations.

4.4 GOVERNING LAW. This Agreement, and all matters relating hereto, shall be governed by, and construed in accordance with the laws of the State of Florida,

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regardless of the laws that might govern under applicable principles of conflict of law theory.

4.5 CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL. Each party hereby submits and consents to non-exclusive personal jurisdiction in any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby (and for no other purposes) in a federal and state courts located in the State of Florida and Broward County. Each of the parties waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in any court as set forth above, and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. EACH PARTY IRREVOCABLY WAIVES TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING WITH RESPECT TO THIS AGREEMENT.

4.6 INJUNCTIVE RELIEF. The parties agree that in the event of a breach of any provision of this Agreement irreparable damage would occur, the aggrieved party would be without an adequate remedy at law and damages would be difficult to determine. The parties therefore agree that in the event of a breach of any provision of this Agreement, the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance provision. By seeking or obtaining such relief, the aggrieved party shall not be precluded from seeking or obtaining any other relief to which it may be entitled at law or in equity. The prevailing party shall have the right to collect any legal fees related to any litigation for breach of this contract.

4.7 TERMINATION. The Stock Option shall terminate upon the earlier of the purchase of all of the Option Shares by the Grantee or the expiration of this Agreement at 11:59 p.m., EST, on February 4th, 2015.

4.8 COUNTERPARTS. This Agreement may be executed by facsimile or PDF signature and in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same document.

4.9 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as to make it enforceable.

4.10 FURTHER ASSURANCES. Each party shall execute and deliver all such further documents and take all such further action as may be necessary in order to consummate the transactions contemplated by this Agreement.

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4.11 THIRD PARTY BENEFICIARIES. Nothing in this Agreement, expressed or implied, shall be construed to give any person other than the parties and their successors and permitted assigns any legal or equitable right, remedy or claim under or by reason of this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above.

HOWARD ULLMAN



By: _____

Alpha Capital Anstalt



By: Konrad Ackermann
Its: Director

CHDT Corp.



By: Gerry McClinton
Its: CHDT. Corp.